EXHIBIT 99.7
------------






AT THE COMPANY:  AT THE FINANCIAL RELATIONS BOARD:

Karen Dickelman  Dennis Waite       Laura Kuhlmann   Susan Steidle
Director of      General Inquiries  Media Inquiries  Analyst Inquiries
Investor         312 640-6674       312 640-6727     312 640-6774
Relations
312 683-3671


FOR IMMEDIATE RELEASE



      BANYAN STRATEGIC REALTY TRUST ANNOUNCES FOURTH-QUARTER 1997
 TOTAL REVENUES UP 50% TO $8.3 MILLION; FUNDS FROM OPERATIONS CLIMB TO
            15.5 CENTS PER SHARE VERSUS YEAR-AGO'S 7 CENTS


       For Full Year, Total Revenues Rise 35% to $28.8 Million;
   FFO Climbs 58% to 52 Cents Per Share from 35 Cents Year Earlier;
         Announces New Trading Symbol Effective March 2, 1998


CHICAGO, February 12, 1998 -- BANYAN STRATEGIC REALTY TRUST (Nasdaq: VLANS) today reported substantially higher total revenues and funds from operations for both its fourth quarter and its full year ended December 31, 1997. Banyan also reported that its overall weighted occupancy level for its 22 properties owned during 1997 averaged 95 percent versus 93 percent for 1996.

Banyan also noted that it had acquired 10 properties in 1997, approximately $59 million worth of real estate, adding some 688,600 square feet and 864 apartments to its investment portfolio.

FOURTH-QUARTER RESULTS

For its fourth quarter, total revenues were $8.2 million, up 50 percent from the $5.5 million reported in the year-earlier's quarter. Funds from operations (FFO) for the fourth quarter totaled $2.0 million, or 15.5 cents per share, against $756,000, or 7 cents per share, in the final quarter of 1996. Net income for the quarter totaled $968,211, or 8 cents per share, compared to a loss of $3,062,067, or a loss of 29 cents per share, in the year-ago quarter.

FULL-YEAR RESULTS

For the full year, total revenues climbed to $28.8 million, up 35 percent from 1996's $21.4 million. FFO rose 58 percent to $5.8 million from $3.7 million in 1996. On a per-share basis, FFO totaled 52 cents, up 49 percent from the prior year's 35 cents. Net income for 1997 was $3.5 million, or 32 cents per share, versus a loss of $1.8 million, or a loss of 17 cents per share for 1996.



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BANYAN STRATEGIC REALTY TRUST



Banyan also reported that its portfolio properties at year-end 1997 totaled 2,876,600 square feet, up 27 percent from year-end 1996's 2,251,000 square feet. "Very importantly," noted Banyan President and Chief Executive Officer, Leonard G. Levine, "our overall weighted occupancy rate improved during the year, averaging 95 percent at December 31, 1997, against a year-end 1996 level of 93 percent. Additionally, our 'same store' property revenues increased $1.2 million, or 7.2 percent, during 1997 from the previous year." Levine also pointed out that the company's total assets at year-end 1997 were $159.6 million, up 37 percent from the year-ago's $116.5 million. The Trust's net investment in real estate totaled $149.4 million at year-end 1997, up 46 percent from $102.5 million at the end of 1996, and 70 percent above the $87.9 million for year-end 1995.

LOOKING AHEAD

"Banyan continues to be very well-positioned to enjoy ongoing revenue and cash flow growth for both 1998 and 1999," Levine said. "We expect to acquire new real estate assets during 1998 in excess of those purchased last year." Barring unforeseen developments in the economy, Levine added, such as a hike in interest rates, "we see an approximate 35-to-40 percent growth in funds from operations to a level of 70 cents to 73 cents per share from 52 cents in 1997 and 35 cents in 1996." Levine also noted that the board of trustees is expected to meet within the next 45 days to review the Trust's distribution policy.

DRIP PLAN

Levine also pointed to the enhanced features of the Trust's Distribution Reinvestment and Share Purchase Plan (DRIP) that enables shareholders of record to increase their ownership in the Trust by reinvesting distributions at a discount to market and without incurring any broker commissions and service fees. Since the enhanced features were introduced in June 1997, the Trust has raised approximately $400,000 in additional capital. Approximately 36 percent of the Trust's registered shareholders are currently participating in the Plan.

NEW TRADING SYMBOL

The Trust reported that its shares of beneficial interest listed on the Nasdaq Stock Market will begin trading under the new symbol BSRTS on March 2, 1998. Levine indicated that the move from VLANS to BSRTS should make the Trust easier to locate for the investment community.

Banyan Strategic Realty Trust is a diversified equity Real Estate Investment Trust (REIT) with a portfolio that includes primarily light industrial/warehouse and suburban office buildings, as well as retail and residential properties. The properties are located in major metropolitan areas and mid-to-small second tier markets primarily in the Midwest and Southeast United States. Currently, the Trust has 13,239,730 shares of beneficial interest outstanding.








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BANYAN STRATEGIC REALTY TRUST



Some of the statements contained in the foregoing are forward-looking statements. Words such as "believes," "intends," "anticipates," "expects," and similar expressions are intended to identify forward-looking statements which are subject to a number of risks and uncertainties, including, among other things, general real estate investment risks, lack of operating history associated with recent acquisitions, potential inability to repay or finance indebtedness at maturity, increases in interest rates, competition for property acquisitions, adverse consequences of failure to qualify as a REIT, and possible environmental liabilities. Reference is made to the annual report on Form 10-K filed by the Trust, specifically under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations - Factors Affecting the Trust's Business Plan" for a more complete discussion of these risk factors. The Trust undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances.

           See Banyan's Website at http://www.banyanreit.com for complete company information.

   For further information regarding Banyan free of charge via fax, dial 1-800-PRO-INFO and enter "VLANS."




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
BANYAN STRATEGIC REALTY TRUST


                                                      Three Months Ended               Years Ended
                                                   12/31/97       12/31/96       12/31/97       12/31/96
                                                 -----------    -----------    -----------    -----------
Total revenue . . . . . . . . . . . . . . . .    $ 8,269,342    $ 5,501,946    $28,784,900    $21,404,318
Recovery of losses on loans,
  notes and interest receivable . . . . . . .        161,539          2,510        161,539         16,569
Operating expenses. . . . . . . . . . . . . .     (7,077,394)    (5,210,655)   (25,664,180)   (19,395,524)
                                                 -----------    -----------    -----------    -----------

Operating income. . . . . . . . . . . . . . .      1,353,487        293,801      3,282,259      2,025,363
Minority interest in consolidated
  partnerships. . . . . . . . . . . . . . . .       (126,850)      (132,021)      (590,323)      (481,411)

Income (loss) of real estate ventures . . . .          --        (3,223,847)        37,126     (3,301,212)
Gain on disposition of investment
  in real estate, disposition of
  investment in real estate venture
  and disposition of partnership interest . .       (194,271)         --           881,375          --
Extraordinary item, net . . . . . . . . . . .        (64,155)         --           (64,155)         --
                                                 -----------    -----------    -----------    -----------
Net income (loss) . . . . . . . . . . . . . .    $   968,211    $(3,062,067)   $ 3,546,282    $(1,757,260)
                                                 ===========    ===========    ===========    ===========
Net income (loss) per share . . . . . . . . .    $      0.08    $     (0.29)   $      0.32    $     (0.17)
                                                 ===========    ===========    ===========    ===========

FUNDS FROM OPERATIONS
Net income (loss) . . . . . . . . . . . . . .    $   968,211    $(3,062,067)   $ 3,546,282    $(1,757,260)
PLUS:
  Depreciation expense. . . . . . . . . . . .        916,168        653,139      3,276,991      2,355,360
  Depreciation included in operations
    of real estate ventures . . . . . . . . .          --             7,619         15,238         30,475
  Lease commission amortization . . . . . . .         68,163         39,028        208,362         97,699





                                                      Three Months Ended               Years Ended
                                                   12/31/97       12/31/96       12/31/97       12/31/96
                                                 -----------    -----------    -----------    -----------

LESS:
  Minority interest share of depreciation
    expense . . . . . . . . . . . . . . . . .        (56,171)       (64,520)      (253,749)      (228,011)
  Minority interest share of lease
    commission amortization . . . . . . . . .         (5,842)        (4,945)       (20,893)       (12,684)
  Recovery of losses on loans, notes
    and interest receivable . . . . . . . . .       (161,539)        (2,510)      (161,539)       (16,569)
Franchise tax fees accrued. . . . . . . . . .         12,500         10,000         50,000         40,000
Valuation allowance included in
  operations of real estate venture . . . . .          --         3,180,000          --         3,180,000
Gain on disposition of investment in
  real estate, disposition of investment
  in real estate venture and disposition
  of partnership interest . . . . . . . . . .        194,271          --          (881,375)         --
Extraordinary item, net . . . . . . . . . . .         64,155          --            64,155          --
                                                 -----------    -----------    -----------    -----------
Funds from operations . . . . . . . . . . . .    $ 1,999,916    $   755,744    $ 5,843,472    $ 3,689,010
                                                 ===========    ===========    ===========    ===========